Exhibit 2.4

DEVON ENERGY PRODUCTION COMPANY, L.P.

333 W. Sheridan Avenue

Oklahoma City, Oklahoma 73102-5015

February 28, 2014

Confidential

GeoSouthern Intermediate Holdings, LLC

c/o GeoSouthern Energy Corporation

1425 Lake Front Circle

The Woodlands, TX 77380

Attention: Deborah Hubbs

Dear Deborah:

Reference is made to the Purchase and Sale Agreement, dated as of November 20, 2013 (the “PSA”), among GeoSouthern Intermediate Holdings, LLC (“Seller”), Devon Energy Production Company, L.P. (“Buyer”) and, solely for purposes of specified sections of the PSA, GeoSouthern Energy Corporation (“GeoSouthern”). Capitalized terms which are not otherwise defined herein shall have the meanings set forth in the PSA.

In connection with the Closing, pursuant to Section 11.7 of the PSA, the Parties wish to set forth their agreement and understanding with respect to the amendment of certain provisions of the PSA. In consideration of the Closing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment of Section 4.8(b). Section 4.8(b) of the PSA is hereby amended and restated in its entirety to read as follows:

(b) Schedule 4.8(b) specifically identifies each Contract to which Seller or any of its Affiliates (other than a Company) is a party which is primarily related to, or necessary for the operation of, any Company Asset and includes obligations of, or payments to or from, Seller or its Affiliates, after the date hereof, individually or in the aggregate, in excess of ten million Dollars ($10,000,000) (each, a “Seller Material Contract”). “Material Contract” shall also include any Seller Material Contract. Each Material Contract constitutes the legal, valid, and binding obligation of Seller, any of its Affiliates party thereto and/or the applicable Company party thereto on the one hand, and, to the Knowledge of Seller, the counterparties thereto, on the other hand, and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. None of

Seller, any of its Affiliates party thereto or the applicable Company party thereto, as applicable, is in material breach or default of its obligations under any of the Material Contracts. To the Knowledge of Seller, (x) no material breach or material default by any Third Party exists under any Material Contract and (y) no counterparty to any Material Contract has canceled, terminated, or modified, or threatened in writing to cancel, terminate, or modify, any Material Contract. Prior to the execution of this Agreement, true, correct, and complete copies of all Material Contracts and all amendments thereto have been made available to Buyer.

2. Amendment to Section 6.13. Section 6.13 of the PSA is hereby amended by adding the following sentence to the end of Section 6.13:

If any Party or any of its Affiliates receives funds to which any other Party or an Affiliate of that other Party is entitled under this Agreement, such Party shall remit (or shall cause its applicable Affiliate to remit) such funds to the Party or the Affiliate of the Party entitled to receive such funds as promptly as practicable but in no event later than the tenth (10th) day after receipt thereof.

3. Amendment of Section 6.17(b). Section 6.17(b) of the PSA is hereby amended and restated in its entirety to read as follows:

(b) Seller covenants and agrees that for a period of twelve (12) months following the Closing, neither it nor any of its Affiliates will, directly or indirectly, without the prior written consent of Buyer, (i) solicit, recruit or employ any Employee or (ii) induce or otherwise counsel, advise or encourage any Employee to leave the employment of Buyer and its Affiliates (including the Companies); provided, that this Section 6.17(b) shall not preclude the hiring of any employee who has been terminated by Management LLC, Seller or its Affiliates or Buyer or its Affiliates (including the Companies) at least three (3) months prior to the commencement of employment discussions between Seller (or its applicable Affiliates) and such employee.

4. Amendment to Section 10.2. Section 10.2 of the PSA is hereby amended by adding the following subsection (g) to Section 10.2:

(g) Notwithstanding anything in this Agreement to the contrary, neither Buyer’s nor any Company’s assumption of any obligations or liabilities of Seller or GeoSouthern as provided for in this Agreement or any instrument delivered in connection with the consummation of the transactions contemplated by this Agreement shall waive, impair, reduce or release or otherwise affect any right of the Buyer Indemnified Parties to indemnification under Section 10.2(a) or 10.2(b) or any other right of Buyer or its Affiliates under this Agreement, and Seller and GeoSouthern hereby acknowledge and agree the foregoing.

5. Seller/GeoSouthern Authority Relative to Amendment. Seller and GeoSouthern each hereby represents and warrants to Buyer that: (i) it has full capacity, power, and authority to execute and deliver this letter agreement and to perform its obligations hereunder; (ii) the execution, delivery and performance of this letter agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized on the part of each of GeoSouthern and Seller, and no other action or proceeding on the part of GeoSouthern or Seller is necessary to authorize this letter agreement or the performance of the transactions contemplated hereby, and (iii) this letter agreement has been duly and validly executed and delivered by each of GeoSouthern and Seller, and this letter agreement constitutes a valid and binding obligation of each of GeoSouthern and Seller, enforceable against GeoSouthern and Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

6. Buyer Authority Relative to Amendment. Buyer hereby represents and warrants to Seller that (i) it has all requisite limited partnership power and authority to execute and deliver this letter agreement and to perform all obligations to be performed by it hereunder, (ii) the execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other action or proceeding on the part of Buyer is necessary to authorize this letter agreement and (iii) this letter agreement has been duly and validly executed and delivered by Buyer, and this letter agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

7. References to the PSA. After giving effect to this letter agreement, each reference in the PSA to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the PSA shall refer to the PSA as amended by this letter agreement, and all references in the Disclosure Schedules to “the Agreement” shall refer to the PSA as amended by this letter agreement.

8. Construction. For the avoidance of doubt, all references in the PSA or the Disclosure Schedules to “the date hereof” and “the date of this Agreement” shall continue to refer to November 20, 2013.

9. Other Miscellaneous Terms. The provisions of Article 11 (Other Provisions) of the PSA shall apply mutatis mutandis to this letter agreement and to the PSA as modified by this letter agreement, taken together as a single agreement reflecting the terms therein as modified hereby.

11. No Further Amendment. Except as modified by this letter agreement, the PSA shall remain in full force and effect. In the event of any conflict between this letter agreement and the PSA, this letter agreement shall control.

12. Counterparts. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.

[Remainder of Page Intentionally Left Blank]

Please acknowledge Seller’s and GeoSouthern’s agreement with the foregoing by executing this letter agreement in the spaces provided below and returning a copy to the undersigned.

Sincerely,

Devon Energy Production Company, L.P.,
an Oklahoma limited partnership

By:	/s/ John Richels
John Richels
President and Chief Executive Officer

[Signature Page to PSA Amendment Letter]

Agreed and acknowledged this 28th day of February, 2014.

GeoSouthern Intermediate Holdings, LLC,
a Delaware limited liability company

By:	/s/ Margaret Woodward Molleston
Margaret Woodward Molleston
Vice President, Secretary and Treasurer

GeoSouthern Energy Corporation,
a Texas Corporation

By:	/s/ Margaret Woodward Molleston
Margaret Woodward Molleston
Vice President

cc:	Simpson Thacher & Bartlett LLP
2 Houston Center
909 Fannin Street, Suite 1475
Houston, Texas 77010
Attention: Andrew Calder

[Signature Page to PSA Amendment Letter]